Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 18, 2006

Relating to Preliminary Prospectus dated December 6, 2006

Registration No. 333-136352

Statement Regarding Free Writing Prospectus

Claymont Steel Holdings, Inc. (“Claymont”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communications relates. Before you invest, you should read the prospectus in that registration statement and other documents Claymont has filed with the SEC for more complete information about Claymont and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by clicking on the link below. Alternatively, Claymont, any underwriter or dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll free (800) 933-6656.

To review a filed copy of Claymont’s current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1371455/000119312506254549/ds1a.htm.

This free writing prospectus amends certain information contained in a preliminary prospectus dated December 6, 2006, to reflect the fact that Claymont’s principal stockholder, H.I.G. Capital LLC, Inc. (“H.I.G. Capital”) is offering an additional 2,450,000 shares, that the number of shares of Claymont’s common stock that are subject to the underwriters’ over-allotment option and may be purchased from H.I.G. Capital has increased from 937,500 shares to 1,305,000 shares and to add certain other pricing related information. Claymont will not receive any of the proceeds from the sale of the shares being sold by H.I.G. Capital.

The preliminary prospectus dated December 6, 2006 has been amended to include the information contained herein and may be accessed as described above. If the terms described in the preliminary prospectus dated December 6, 2006, are inconsistent with those described herein, the terms described herein shall control.

Claymont Steel Holdings, Inc.

8,700,000 Shares

Common Stock

Issuer:	Claymont Steel Holdings, Inc. (“Claymont”)

Ticker / Exchange:	PLTE / NASDAQ Global Market

Offering size:	Claymont is offering 6,250,000 shares and H.I.G. Capital is offering an additional 2,450,000 shares.

Common Stock Outstanding after the Offering:	17,566,754 shares

Overallotment Option:	1,305,000 shares to be sold by H.I.G. Capital, Claymont’s principal stockholder. If the underwriters exercise their overallotment option in full, the total number of shares of common stock offered will be 10,005,000.

Price to the public:	$17.00

Net proceeds to Claymont:	Claymont estimates that its net proceeds from the offering will be approximately $96.8 million.

Use of Proceeds:

Claymont will not receive any of the proceeds from the sale of the shares being sold by H.I.G. Capital. Claymont intends to apply its net proceeds as follows:

Approximately $89.0 million of the net proceeds will be used to repurchase the Holdings Notes, at a price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of repurchase. $89.0 million includes interest through January 31, 2007. Interest on the Holdings Notes accrues at approximately $0.9 million per month.

Approximately $4.0 million of the net proceeds will be used to pay fees due to H.I.G. Capital LLC, an affiliate of Claymont’s principal stockholder. $1.0 million of this fee represents a transaction fee due under the management services agreement between Claymont and H.I.G. Capital LLC, and the remaining $3.0 million represents a fee to terminate Claymont’s obligation to make payments under the management services agreement following the completion of this offering.

The remaining portion of the net proceeds will be used for general corporate purposes, including working capital.

H.I.G Capital’s net proceeds from this offering will be approximately $38.7 million and, if the underwriters exercise their over-allotment in full, H.I.G. Capital would receive net proceeds of approximately $59.4 million.

Principal Stockholder:

Upon completion of this offering, H.I.G. Capital will control 50.1% of all common stock of Claymont outstanding (or 42.6% of all common stock of Claymont outstanding if the underwriters exercise their over-allotment option in full).

Trade Date:	December 19, 2006

Settlement Date:	December 22, 2006

Underwriters:	Jefferies & Company CIBC World Markets KeyBanc Capital Markets Morgan Joseph